CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Oppenheimer Series Fund, Inc.

We consent to the use in this Registration Statement of Oppenheimer Value Fund (one of the portfolios constituting the Oppenheimer Series Fund, Inc.), of our report dated December 16, 2008, included in the Statement of Additional Information, which is part of such Registration Statement, and to the references to our firm under the headings “Financial Highlights” appearing in the Prospectus, which is also part of such Registration Statement and “Independent Registered Public Accounting Firm” appearing in the Statement of Additional Information.

/s/ KPMG LLP

KPMG LLP

Denver, Colorado

February 26, 2009